January 30, 2009

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3030
Washington, D.C. 20549

Attention:	Mary Beth Breslin
Senior Attorney

Re:	Sigma Designs, Inc.
Form 10-K for the fiscal year ended February 2, 2008
Filed April 2, 2008
Form 10-Q for Quarterly Period Ended November 1, 2008
File No. 1-32207

Dear Ms. Breslin:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to Company dated December 31, 2008.  Set forth below are the Company’s responses to the Staff’s comments.  For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended February 2, 2008

Item 1.  Business, page 5

1.	In future filings of your annual report on Form 10-K, please disclose your Internet address. See Item l01(e)(3) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and will disclose its Internet address in future filings.

Item 8.  Financial Statements and Supplementary Data, page 40

Note 16.  Segment and geographical information, page 63

2.
We note your disclosure of long-lived assets by geographical areas includes intangible assets. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.  Revise future filings accordingly.

Response:  The Company respectfully notes the Staff’s comment and will revise future filings accordingly.

Item 9A.  Controls and Procedures, page 65

Management’s Report on Internal Control over Financial Reporting, page 66

3.
Please revise future filings to include a statement that your independent registered accounting firm has issued an attestation report on your internal controls over financial reporting. Refer to item 308(a)(4) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and will revise future filings to include a statement that the Company’s independent registered accounting firm has issued an attestation report on the Company’s internal controls over financial reporting.

January 30, 2009

Item 11.  Executive Compensation, page 69

Compensation Discussion and Analysis, page 13

4.
We note your disclosure on page 13 of your proxy statement that you use competitive benchmarking as a primary basis in making compensation decisions.  Additionally, we note your disclosure on page 14 that your “executive base salaries should be neither above nor below the range of base salaries for similar positions at comparable companies,” but that “in some cases, [y]our executive compensation may fall outside of this range due to certain circumstances, such as strong retention need or an extraordinary performance.”  In future filings, please expand your disclosure to provide a discussion of where actual payments fall within this targeted range of base salaries at benchmarked companies.  Furthermore, to the extent that actual compensation was outside of this range, please include an explanation of the reasons for this.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

5.
We note that your disclosure in Compensation Discussion and Analysis does not provide analysis of how the compensation committee considered and used individual performance and financial results to determine executive compensation.  In future filings, please provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers.  For example, please disclose those elements of individual performance, both quantitative and qualitative, and individual contributions that the compensation committee considers in its evaluation.  Please see Item 402(b) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

6.
Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  We refer you to Release 33-8732A, Section II.B.1.  For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers.  In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

7.
We note your disclosure that with respect to executive compensation, the compensation committee “reviews and approves compensation that is recommended by [y]our Chief Executive Officer.”  Please expand your disclosure to provide a detailed explanation of the CEO’s role in determining executive compensation. Sec Item 402(b)(2)(xv) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

January 30, 2009

Form 10-Q for Quarterly Period Ended November 1, 2008

Note 2.  Cash, Cash Equivalents, and Marketable Securities, page 11

8.
We note that the estimated fair value of your auction rate securities provided by the investment firm that holds the securities indicated a value of $36.9 million, or $6.1 less than the carrying amount as of November 1, 2008. Given this, please tell us why you believe these securities were not impaired at November 1, 2008. Additionally, please tell us and revise your future filings to disclose the significant assumptions underlying your valuation of your auction rate securities. Tell us and revise your Management’s Discussion and Analysis in future filings to discuss how you determined the unobservable inputs and how the resulting fair value of your assets and possible changes to those values impacted or could impact your results of operations, liquidity, and capital resources.

Response:  The impairment of the liquidity of the auction rate securities (ARS) in our investment portfolio and the reduction in their valuation on the reports issued by our investment management firm necessitated a comprehensive review process of the carrying value of these investments by management.  The model utilized by our investment firm has not been made available to management and therefore, we are not able to make a reasonable assessment as to the applicability of its conclusions to our specific circumstances.  In accordance with FSP SFAS No. 115-1 and 124-1 and SAB Topic 5M, we used the following factors to determine whether the possible impairment and potential unrealized loss indicated by our investment firm was applicable to the carrying value of these investments on our financial statements: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the financial condition and near term prospects of the issuer; (iv) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery of fair value, (v) the extent to which fair value may differ from cost; and  (vi) a comparison of the income generated by the securities compared to alternative investments.  None of these factors led us to conclude that the fair value of our ARS investments was, in fact, impaired and that an adjustment of their carrying value was not appropriate.  Based on our assessment of cash flow projections and to readily access sufficient cash, cash equivalents and other short-term and long-term marketable securities, we did not and do not anticipate having to sell these securities below par value for a significant period of time in order to operate our business.

The following is a discussion of how the Company determined its conclusion.  The Company will revise its Management’s Discussion and Analysis in future filings to discuss its determination.

Historically, the fair value of our ARS have been determined by the frequent auction periods, generally every 7 to 28 days, which provided liquidity at par value for these investments.  However, subsequent to February 2008, all auctions involving these securities have failed.  The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS develop.  We cannot be certain regarding the amount of time it will take for an auction market or other markets to develop.

As a result, management has reviewed the prospectuses for each of the nine ARS in the Company’s investment portfolio and determined that the unprecedented disruption in the auction process and resulting pattern of interest payments was according to their established rules of operation under these circumstances.  The default mechanism called for in the operating rules of these instruments is designed to adjust their interest payments to a limit based on the income generated by their underlying student loans.  The most significant consequences of this mechanism are the preservation of their AAA credit rating while adjusting to a continuing stream of interest payments to the security holders at a rate correlating to contemporary credit market rates.  As a result of this assessment, management reached the conclusion that the securities do have a strong underlying principle value and that any potential adjustment in their carrying value would be based upon the company’s ability to endure their lack of liquidity, degree on certainty of continuing interest payments and the rate on return on these securities.  Given that the Company expects considerable liquidity from its other assets, foresees continuing positive cash flow and has accepted its investment advisor’s offer to purchase all its ARS at par value in June 2010, we do not consider the remaining window of probable lack of liquidity to be of sufficient risk to justify a reduction in their carrying value.  The remaining valuation factor that we considered was the rate of return evidenced by the interest received.  We used a discounted cash flow calculation that reached a valuation that was similar to other of our recent investments with comparably high credit ratings.

January 30, 2009

As a result of this judgment process and in accordance with the various pronouncements in this area, management reached the conclusion that the carrying value of our ARS has not been impaired and that we have no expectation of any material impact on our future results of operations, liquidity, or capital resources

Our auction rate securities have been classified as Level 3 assets in accordance with FASB Statement No. 157, Fair Value Measurements, as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities.  If different assumptions were used for the various inputs to the valuation approach including, but not limited to, assumptions involving the estimated lives of the ARS, the estimated cash flows over those estimated lives, and the estimated discount rates, including the liquidity discount rate, applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined as of November 1, 2008.

9.
We note your disclosure that “[b]ased on the cash, cash equivalents and short-term marketable securities balance of $132.3 million and expected positive operating cash flows, the Company does not anticipate the potential lack of liquidity associated with the ARS will adversely affect the Company’s ability to conduct business.”  Please tell us and disclose in future filings whether or not you believe you have the intent and the ability to hold the security until a forecasted recovery of fair value. Discuss how you applied the accounting literature you relied upon in assessing whether or not there was an other than temporary impairment of the securities.  Include a discussion of your analysis of the expected recovery period and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery.  Refer to the guidance in SFAS 157 and 115, FSP FAS 115-1, and SAB Topic 5M.

Response:  The Company believes it has the ability to hold its ARS until recovery of the fair value of the ARS.  This conclusion is based upon our cash, cash equivalents and investments other than ARS in addition to our history of and expectation of continuing positive cash flow.  Additionally, our investment manager has offered to loan us up to 75% of the par value of our ARS holdings at no net interest cost, which would make it even less likely that the lack of liquidity in the near-term would require us to attempt to liquidate the ARS in a distressed or forced sale.

 In accordance with FSP SFAS No. 115-1 and 124-1 and SAB Topic 5M, we used the following factors to determine whether there was an unrealized loss and if so, whether it was other-than-temporary or temporary: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the financial condition and near term prospects of the issuer; (iv) the ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value; and (v) the extent to which fair value is less than cost.  None of these factors led us to conclude that the impairment is other-than-temporary. Based on our assessment of cash flow projections and ability to access cash, cash equivalents and other short-term marketable securities, we did not and do not anticipate having to sell these securities below par value for a significant period of time in order to operate our business. Based on this, the Company has the ability and intent to hold the nine student loan ARS until anticipated recovery, which could be at final maturity that ranges from June 2031 to April 2047.

January 30, 2009

Significant factors that we considered in reaching our conclusion included our total available funds as of November 1, 2008, which were $154.3 million, the expectation of future positive cash flow from operations and UBS’ commitment to purchase our ARS holdings at par value in June 2010.

The Company respectfully notes that it intends to add disclosure relating to the discussion above in its future filings.

Note 3.  Fair values of Assets and Liabilities, page 12

10.
In accordance with paragraph 39 of SFAS 157, your disclosures in the first period after adoption of SFAS 157 should have included disclosure of the valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets in prior periods. However, we do not see where you included this disclosure in your May 3, 2008 Form 10- Q. Please provide the required disclosures to us in your response.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings to state that it is utilizing a discounted cash flow model to value its ARS holdings.  This method was mentioned as one of the model-based valuation techniques that would apply to investments classified as Level 3 but it was not clear in our prior filings that we had chosen that technique.  The Company intends to revise its relevant disclosure in future filings.  The following is the revised paragraph that the Company intends to include in future filings:

The Company’s cash equivalents and marketable securities, with the exception of ARS, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.  The types of marketable securities valued based on quoted market prices in active markets include most U.S. government and agency securities, sovereign government obligations, money market securities and certain corporate obligations with a high credit ratings and an ongoing trading market.  Our ARS holdings are classified within Level 3 as we value them through a discounted cash flow model which requires us to make a significant assumption as to the expected future interest income from those securities which is not observable in the market.  During the three and twelve months ended January 31, 2009, the Company recorded no impairment loss relating to the value of ARS.  There were no realized gains or losses recorded for these ARS in the three and twelve months ended January 31, 2009.

* * *

January 30, 2009

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (408) 957-9794.

Very truly yours,

/s/ Thomas E. Gay III

Thomas E. Gay III
Chief Financial Officer and Secretary

cc:           Matthew Perreault, Partner
Armanino McKenna LLP

James J. Masetti, Partner
Pillsbury Winthrop Shaw Pittman LLP